SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 5)

                clickNsettle.com, Inc. (formerly NAM Corporation)
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   18682E-205
                                 (CUSIP Number)

                             Robert S. Matlin, Esq.
                            Thelen Reid & Priest LLP
                                875 Third Avenue
                          New York, New York 10022-6225
                                 (212) 603-2215
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 15, 2003
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

CUSIP No. 18682E-205                   13D                     Page 2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Roy Israel

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON  ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    381,079 shares     (see Item 5)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           381,079 shares     (see Item 5)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     584,412 shares      (see Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

     (see Item 5)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.26%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 18682E-205                   13D                     Page 3 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Carla Israel

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON  ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    20,634 shares     (see Item 5)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           20,634 shares     (see Item 5)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,135 shares      (see Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.74%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 4 of 5 Pages


Explanatory Note

      The purpose of this amendment is to update certain information contained in Items 3 and 5. On August 20, 2001, the Company effectuated a 1-for-3 reverse stock split of its common stock. All references to number of shares and prices per share in this document have been restated accordingly.

Item 3. Source and Amount of Funds or Other Consideration

      Mr. Israel acquired 378,412 shares of Common Stock as a founding shareholder. On December 28, 1998, Mr. Israel purchased 667 shares of Common Stock, at a price of $3.1875 per share. On December 31, 1998, Mr. Israel purchased 333 shares of Common Stock, at a price of $3.375 per share. On January 7, 1999, Mr. Israel purchased 1,667 shares of Common Stock, at a price of $4.125 per share. All purchases were made from Mr. Israel's personal funds. Mr. Israel had the option, granted to him under the Company's Amended and Restated 1996 Stock Option Plan (the "Plan"), to purchase 20,000 shares of Common Stock at exercise prices ranging from $5.363 to $6.75 per share. 10,000 of such options vested on September 18, 1998 and 10,000 of such options vested on September 18, 1999. These options expired without being exercised on September 18, 2002. Mr. Israel was also granted an option under the Plan to purchase 70,000 shares of Common Stock at exercise prices ranging from $4.125 to $4.5375. 35,000 of such options vested on November 18, 1999 and 35,000 options vested on November 18, 2000. Additionally, Mr. Israel was granted an option to purchase 30,000 shares of Common Stock under the Plan at exercise prices ranging from $15.375 to $16.914 of which 15,000 options vested on December 17, 2000 and 15,000 options vested on December 17, 2001. Mr. Israel was also granted an option to purchase 28,333 shares of Common Stock under the Plan at exercise prices ranging from $4.314 to $4.745 of which 14,167 options vested on November 13, 2001 and 14,166 options vested on November 13, 2002. Further, Mr. Israel was granted an option to purchase 150,000 shares of Common Stock under the Plan at exercise prices ranging from $1.39 to $1.529 of which 75,000 options vested on March 15, 2003 and 75,000 options are to vest on March 15, 2004. Mr. Israel was also granted an option to purchase 200,000 shares of Common Stock under the Plan at exercise prices ranging from $0.25 to $0.275 of which 100,000 options are to vest on March 14, 2004 and 100,000 options are to vest on March 14, 2005.

      The source and the amount of funds or other consideration used by Mrs. Israel to acquire 20,634 shares of Common Stock were personal funds. Mrs. Israel received options to purchase 11,833 shares of Common Stock on November 18, 1998 at an exercise price of $4.125 per share. 5,917 of these options vested on November 18, 1999 and the remaining 5,916 options vested on November 18, 2000. Additionally, Mrs. Israel was granted 6,667 options under the Plan at an exercise price of $15.375 of which 3,333 options vested on December 17, 2000 and 3,334 options vested on December 17, 2001.

Item 5. Interest in Securities of the Issuer

      A. (i) Mr. Israel has beneficial ownership of 584,412 shares of Common Stock, or 36.26% of the outstanding Common Stock. 381,079 shares are owned directly by Mr. Israel. Mr. Israel owns options to purchase 203,333 shares of Common Stock that are currently exercisable or will be exercisable within 60 days. In addition, Mr. Israel is an indirect beneficial owner of 39,135 shares owned by Mrs. Israel. If the shares which Mr. Israel indirectly owns are included, Mr. Israel has beneficial ownership of 623,546 shares or 38.25% of the outstanding. Mr. Israel disclaims beneficial ownership for the shares owned by Mrs. Israel. Mr. Israel also holds options to purchase 275,000 shares of Common Stock. Such options are not currently exercisable nor will they be exercisable within 60 days.

            (ii) Mr. Israel has the sole right to vote 381,079 shares of Common Stock.

            (iii) Mr. Israel has not effected any transactions in the securities reported on during the past 60 days.

            (iv) Mr. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.

            (v) Not applicable.

      B. (i) Mrs. Israel has beneficial ownership of 39,135 shares of Common Stock or 2.74% of the outstanding Common Stock. 20,634 shares of Common Stock are owned directly by Mrs. Israel. Mrs. Israel owns options to purchase 18,500 shares of Common Stock that are currently exercisable or will be exercisable within 60

                                                               Page 5 of 5 Pages


days. In addition, Mrs. Israel is an indirect beneficial owner of 584,412 shares of Common Stock owned by Mr. Israel. Mrs. Israel disclaims beneficial ownership for shares owned by Mr. Israel.

            (ii) Mrs. Israel has the sole right to vote 20,634 shares of Common Stock.

            (iii) Mrs. Israel has not effected any transactions in the securities reported on during the past 60 days.

            (iv) Mrs. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

            (v) Not applicable.

Item 7. Material to Be Filed as Exhibits

        Exhibit A - Letter Agreement of Carla Israel*
        Exhibit B - Series A Preferred Stock Voting Agreements**
        Exhibit C - Voting Agreement dated May 10, 2000**
        Exhibit D - Stock Purchase Agreement dated May 10, 2000***

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         March 14, 2003


                                                          /s/ ROY ISRAEL
                                                         -----------------------
                                                         Roy Israel

                                                         March 14, 2003


                                                          /s/ Carla Israel
                                                         -----------------------
                                                         Carla Israel

--------
* Incorporated by reference to the original filing by Mr. Israel on Form 13D, dated September 29, 1998.

** Incorporated by reference to Amendment 2 filed by Mr. Israel on Form 13D, dated May 10, 2000.

*** Incorporated herein in its entirety by reference to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 17, 2000.